November 4, 2016

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz, Esq.
Assistant Director
Office of Electronics and Machinery

Re:	Cemtrex, Inc. (the “Company”)
Registration Statement on Form S-1 Filed August 29, 2016
File No. 333-213369

Ladies and Gentlemen:

The Company is hereby filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, a complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-1 (the “Amendment”), covering the Company’s proposed subscription rights offering, and a complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the SEC by letter dated September 16, 2016, and includes certain other clarifications to the terms of the transaction.

Courtesy copies of this letter and the Amendment, together with all exhibits, are being provided directly to the staff for its convenience (attention: Laurie Abbott, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments precede each of the Company’s responses. Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment.

General

1.	Prior to requesting effectiveness of this registration statement, please resolve all comments issued in our August 31, 2016 letter regarding your Form 10-K for the fiscal year ended September 30, 2015 and related filings. Please also revise this filing, as necessary, in response to those comments.

Response: The Company acknowledges, in response to this comment and subsequent telephone calls with the staff, the need to resolve all comments pertaining to its Form 10-K for the fiscal year ended September 30, 2015 and related filings prior to requesting effectiveness of the Registration Statement relating to the proposed rights offering. The Amendment includes disclosures, to the extent applicable, consistent with the staff’s prior comments to the 2015 Form 10-K and related filings.

Fee Table

2.	Please revise your fee table to include all subscription rights you intend to issue, as referenced on the prospectus cover page. Please also ensure that Exhibit 5.1, when filed, addresses all securities included in your fee table.

Response: The Calculation of Registration Fee table has been revised to include “Subscription Rights to purchase Units consisting of Shares of Series 1 Preferred Stock and Series 1 Warrants to purchase Common Stock.” The legal opinion being filed herewith as Exhibit 5.1 to the Amendment addresses all the securities included in the fee table.

Prospectus Cover Page

3.	Please limit your prospectus cover to one page. See Item 501(b) of Regulation S-K.

Response: In accordance with Item 501 of Regulation S-K, the outside front cover page of the prospectus has been shortened to one page with a more succinct summary of the offering and underwriting arrangements and a cross-reference to more detailed discussion.

Prospectus Summary, page 1

Implications of Our Being an “Emerging Growth Company,” page 8

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors in reliance on Section 5(d) of the Securities Act. There have not been, nor does the Company expect there to be, research reports about the Company published or distributed by any broker or dealer that is participating, or is expected to participate, in the offering in reliance upon Section 2(a)(3) of the Securities Act.

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Description of Capital Stock, page 34

Dividends, page 35

5.	Please reconcile your disclosure here indicating that holders of the Series 1 Preferred will be “entitled” to cumulative semiannual dividend payments with your disclosure in the last paragraph on page 32 suggesting dividends are only paid if declared.

Response: In response to the staff’s comment, to avoid confusion, the disclosure under the question “If I hold Series 1 Preferred, how will I receive any dividends paid on the Series 1 Preferred?” has been revised to delete the reference to dividends “declared and paid.” See page 32.

Use of Proceeds, page 48

6.	Please revise to clarify the nature of your “acquisition growth plan” to which you intend to devote a portion of the proceeds of this offering. Please also revise to clarify the status of any negotiations related to that plan.

Response: At the staff’s request, a paragraph has been added on page 49 to clarify the nature of the Company’s acquisition growth plan and indicate the status that, while the Company frequently engages in negotiations for possible acquisitions, it currently has no commitments or agreements with respect to any such acquisitions.

Material U.S. Federal Income Tax Consequences to U.S. Holders, page 53

7.	We note the disclosure regarding what the tax consequences “should” be. If counsel cannot give a “will” opinion, it should describe the reasons for its inability to do so and the degree of uncertainty in the opinion and provide appropriate risk factor and/or other disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, see Section III.C.4 of Staff Legal Bulletin 19.

Response: In response to the staff’s comment, we have reviewed Section III.C.4 of Staff Legal Bulletin 19, and believe that we have provided the necessary disclosure regarding the degree of uncertainty in the tax opinion provided by Olshan Frome Wolosky LLP. Throughout the discussion provided in the section entitled “Material U.S. Federal Income Tax Consequences to U.S. Holders,” we have provided our reasons for why a “should” be opinion is more appropriate for our transaction than a “will” opinion, as well as the degree of uncertainty in the opinion. Please see our disclosure in paragraphs two, four and five under the subheading “Receipt of the Subscription Rights.” Further, we believe that this disclosure is consistent with what has been provided in similar transactions. See, for example, the Registration Statements on Form S-1 filed by Cytori Therapeutics, Inc. (Registration No. 333-210628) and InsPro Technologies Corporation (Registration No. 333-208804). Additionally, we are adding to the Amendment a risk factor, as shown below, setting forth the risks of uncertain tax treatment to investors.

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“The receipt of subscription rights may be treated as a taxable distribution to you.

We believe the distribution of the subscription rights in this rights offering should be a non-taxable distribution to holders of shares of common stock under Section 305(a) of the Code. Please see the discussion on the “Material U.S. Federal Income Tax Consequences to U.S. Holders” below. This position is not binding on the Internal Revenue Service, or the courts, however. If this rights offering is deemed to be part of a “disproportionate distribution” under Section 305 of the Code, your receipt of subscription rights in this offering may be treated as the receipt of a taxable distribution to you equal to the fair market value of the subscription rights. A “disproportionate distribution” is a distribution or a series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some stockholders or holders of debt instruments convertible into stock and an increase in the proportionate interest of other stockholders in a company’s assets or earnings and profits. Any such distribution would be treated as dividend income to the extent of our current and accumulated earnings and profits, if any, with any excess being treated as a return of capital to the extent thereof and then as capital gain. Each holder of shares of common stock and each holder of a warrant providing for participation is urged to consult his, her or its own tax advisor with respect to the particular tax consequences of this rights offering.”

Plan of Distribution, page 58

Management Purchase, page 59

8.	Your disclosure on page 59 indicates that Mr. Govil may acquire unsubscribed units through conversion of $3.3 million of notes payable. Your disclosure on pages 49 and 51 indicate that he may acquire units upon conversion of these notes through exercise of his basic subscription privilege. Please clarify how Aron Govil may participate in the units offering via the conversion of notes. Please also revise to disclose how his beneficial ownership will change if he elects to participate in the rights offering, the maximum number of units he may purchase upon exercise of his basic subscription privilege, and how the conversion affects your disclosure on page 48 regarding intended uses of proceeds.

Response: In response to the staff’s comment, the disclosure relating to Mr. Govil’s participation in the registered transaction has been clarified throughout the Registration Statement, as follows. In the event that there are unsubscribed units in the rights offering, Mr. Govil, through Ducon Technologies, a company which he controls, has indicated to the Company that he may purchase up to approximately $3.3 million of units during the 45-day placement period following the expiration of the rights offering – and not through exercise of his basic subscription privilege – through the conversion into units of a note payable by the Company to Ducon Technologies in a like amount. See, for example, the prospectus cover page and pages 7, 10, 49 and 59.

Assuming Mr. Govil purchases units during the placement period following the offering, disclosure has been added to page 10 to disclose his increase in beneficial ownership and the maximum number of units he may acquire and to pages 49 and 51 to disclose the impact on the Company’s receipt of net proceeds in the transaction and capitalization on an as adjusted basis.

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9.	Your disclosure on page 49 indicates that Mr. Govil has not yet determined whether to participate in the rights offering; however, your disclosure on page 51 indicates that Mr. Govil has already agreed to participate. If Mr. Govil has already agreed to purchase units in this offering, please provide us your analysis of how his agreement to participate is consistent with Section 5 of the Securities Act.

Response: In response to this comment, the Company has revised the Capitalization table on page 51 to correct the “As Adjusted” column for “Notes payable-related party.” The Company mistakenly assumed the conversion of Mr. Govil’s note payable (as described in Comment 8 above). Mr. Govil has not agreed, verbally or in writing, to participate in the placement following the expiration of the rights offering. Rather, the existing narrative disclosure as to Mr. Govil’s indication only to purchase units is correct.

Information Incorporated by Reference, page 60

10.	Please revise this section to include the Definitive Proxy Statement on Schedule 14A filed February 8, 2016, and the Forms 8-K filed April 12, 2016, June 14, 2016, and August 17, 2016.

Response: In response to the staff’s comment, this section has been revised to include the Definitive Proxy Statement on Schedule 14A filed February 8, 2016, and the Forms 8-K filed April 12, 2016, June 14, 2016 and August 17, 2016. See page 60.

Undertakings, page II-5

11.	Please include the undertakings required by Item 512(e) of Regulation S-K.

Response: The undertaking required by Item 512(e) of Regulation S-K was previously included in subsection (c) on page II-6.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact us at (631) 756-9116 or our counsel, Spencer G. Feldman of Olshan Frome Wolosky LLP at (212) 451-2234.

Very truly yours,

/s/ Saagar Govil

Saagar Govil

President & Chief Executive Officer

Cemtrex, Inc.

cc:	Laurie Abbott, Esq.
Geoff Kruczek, Esq.

Spencer Feldman, Esq.
Olshan Frome Wolosky LLP

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